S i m p s o n  T h a c h e r  &  B a r t l e t t   l l p
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000
______
Facsimile (212) 455-2520
Direct Dial Number
E-Mail Address
(212) 455-3358
greiter@stblaw.com
September 19, 2006
Re:    Perdigão S.A., Form F-3 filed August 8, 2006 (File No. 333-136375)
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Schwall:
             On behalf of our client Perdigão S.A. (the “Company”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 24, 2006, concerning the Registration Statement on Form F-3 (the “Form F-3”) filed by the Company on August 8, 2006 (File No. 333-136375).
Calculation of Registration Fee Table
Comment 1:    We note that in footnote (2) to the table, you reference Form F-6 (File No. 333-12534) that was filed on September 14, 2000 that “relates to the registration of ADSs evidenced by American depositary receipts issuable upon deposit of the common shares registered . . . ,” on the F-3. However, it appears that the securities registered on Form F-6 are for American Depositary Shares that evidence preferred shares of Perdigão. Please advise.
Response:      On March 8, 2006, the Company’s shareholders approved (1) a share reclassification, under which its previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares and (2) a three-for-one share split of its common shares. The conversion and related share split became effective on April 12, 2006 and are described in the Form F-3 under the captions “Presentation of Financial and Other Information—Share Reclassification and Related Share Split”, “Market Information—Share Reclassification and Related Share Split”, “Management’s Discussion and

H. Roger Schwall

September 19, 2006
Analysis of Financial Condition and Results of Operations—Share Reclassification and Related Share Split” and “Description of Share Capital—Share Reclassification and Related Share Split”.
Under the Deposit Agreement included in the Company’s Registration Statement on Form F-6 filed on September 14, 2000 (File No. 333-12534) (the “Form F-6”), the “Deposited Securities” are the Shares at such time deposited or deemed to be deposited under the Deposit Agreement and any and all other securities, property and cash received by the depositary or the custodian in respect thereof and at such time held thereunder. The term “Shares” is defined as the preferred shares of the Company; provided that if there is any change in par value, a split-up or consolidation or any other reclassification or, under specified circumstances, an exchange or conversion in respect of the Shares, the term “Shares” is to represent thereafter the successor securities resulting from such event. As a result of the Company’s share reclassification, the Deposited Securities now consist of common shares of the Company pursuant to the terms of the Deposit Agreement.
On April 12, 2006, the Company filed an amended Form of American Depositary Receipt (“ADR”) pursuant to Rule 424(b)(3) under the Securities Act, thereby amending the Form of ADR contained in the Form F-6. Pursuant to the terms of the Deposit Agreement and in light of the filing of the amended Form of ADR, the securities registered under the Form F-6 are now American Depositary Shares representing common shares of the Company.
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Please contact Glenn M. Reiter at (212) 455-3358 or John C. Ericson at (212) 455-3520 with any questions or comments.
Very truly yours,
/s/  Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP
cc:
Donna Levy
Wang Wei Chang
Edina Aparecida Gomes Biava